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                                                                       Exhibit 3



                               Roadway Corporation
                                1077 Gorge Blvd.
                                Akron, Ohio 44310



                                 August 21, 2001



Edward H. Arnold
815 Tudor Lane
Lebanon, PA  17042

Dear Edward:

                  We are pleased to submit to you this letter agreement for your consideration. As you know, Roadway Corporation ("ROADWAY") and Arnold Industries, Inc. ("ARNOLD"), concurrently with the execution of this letter agreement, are executing a merger agreement relating to Roadway's proposed acquisition of Arnold (the "MERGER AGREEMENT") pursuant to which a newly formed subsidiary of Roadway will merge with and into Arnold with Arnold as the surviving corporation (the "MERGER"). You, through one or more entities formed by you and certain members of management (the "ARLO ENTITIES"), have expressed an interest in acquiring from Roadway, if and when the Merger is consummated, substantially all of the tangible and intangible assets (the "ARLO ASSETS") of Arnold Logistics, a division of Arnold Transportation Services, Inc. (the "ARLO DIVISION"), upon the terms described below.

                  At any time prior to the earlier of (a) the termination of the Merger Agreement and (b) 45 days following the execution of the Merger Agreement by Roadway and Arnold (the "EXCLUSIVITY PERIOD"), Roadway agrees to negotiate in good faith with you and the Arlo Entities the terms and conditions of a definitive purchase agreement ("DEFINITIVE AGREEMENT") providing for the acquisition by the Arlo Entities of substantially all of the Arlo Assets. The specific assets to be included in the Arlo Assets will be determined by you and Roadway and reflected in the Definitive Agreement.

                  The structure and conditions of your proposed purchase include the following:

                  1. CONSIDERATION. Upon consummation of the Merger, you will purchase the Arlo Assets, subject to all of the liabilities (known or unknown), for $105,000,000 in cash payable at the closing contemplated by the Definitive Agreement (the "CLOSING").

                  2. DEFINITIVE AGREEMENT. The Definitive Agreement will provide that you will assume any and all liabilities and obligations, known or unknown, relating to, arising out of or resulting from, the Arlo Assets or the business of the Arlo Division, whether arising before or after the Closing. In addition, the Definitive Agreement will provide that you and the Arlo

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August 21, 2001


Entities, jointly and severally, will be obligated to pay Roadway $2.5 million in cash as liquidated damages if you fail to close the transactions contemplated by the Definitive Agreement. The Definitive Agreement will not be conditioned upon you obtaining financing and will not contain any representations, warranties or indemnities from Roadway relating to the Arlo Assets or the business of the Arlo Division. Roadway's obligation to consummate the transactions contemplated by the Definitive Agreement will be subject to the consummation of the Merger. Buckeye's right to terminate the Merger Agreement in accordance with its terms is not affected in any way by the terms of this letter agreement.

                  3. COMPUTER SERVICES AGREEMENT. As part of the proposed transaction, Roadway and you will enter into a computer services agreement upon mutually acceptable terms pursuant to which Roadway will provide computer and other information technology services to you in accordance with its terms. This agreement will have a three year term renewable automatically for additional one year terms unless either party provides the other with twelve months' prior written notice of its intent to terminate. The services provided under this agreement will be billed at cost plus 10%.

                  4. EXCLUSIVITY. In consideration of the time and expense that has been and will be expended in order to complete the transactions contemplated by this letter agreement, Roadway hereby agrees that during the Exclusivity Period, neither Roadway nor any of its affiliates, officers, directors, agents, employees or shareholders will, directly or indirectly, solicit, entertain or consider proposals or indication of interest from, enter into any discussions or transactions with, provide information to, or approve a transaction with, any third party relating to the post-Merger sale or disposition, directly or indirectly, of any substantial portion of the Arlo Assets or business of the Arlo Division or a merger, consolidation or similar transaction involving the Arlo Division.

                  5. APPLICABLE LAW. This letter agreement is to be governed by and construed in accordance with the laws of the State of Ohio and any dispute in respect of this letter is to be brought before competent Ohio courts.

                  6. LEGAL BINDING EFFECT. This letter sets forth the principal terms to be incorporated in the Definitive Agreement and the computer services agreement. The terms of this letter do not purport to cover all of the aspects or details of the transactions contemplated herein. This letter is not intended to be a binding or enforceable agreement among the parties to this letter except as provided in Sections 4 and 5 of this letter, which are binding and enforceable obligations of the parties to this letter. If, for any reason whatsoever, the Definitive Agreement is not signed before the expiration of the Exclusivity Period, neither of the signatories hereto will have any rights or obligations whatsoever vis a vis the other signatory by reason of this letter or the negotiations contemplated herein. If the Definitive Agreement is executed by the parties to this letter, any obligations of the parties to this letter will terminate except to the extent expressly reaffirmed in the Definitive Agreement.


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August 21, 2001


                  If this letter confirms your understanding of the proposed transaction, please indicate this by executing both copies of the letter and returning one executed copy to us.

                                      Very truly yours,

                                      ROADWAY CORPORATION


                                      By: /s/ Miachael W. Wickham
                                         ---------------------------------------
                                         Name: Michael W. Wickham
                                         Title: Chairman and Chief Executive
                                                Officer


Agreed to and accepted
as of August 21, 2001


/s/ Edward H. Arnold
-----------------------------
Edward H. Arnold